[Procera Networks, Inc. Letterhead]

January 7, 2008

Via Edgar and Facsimile (202) 772-9210

Hugh Fuller, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Stop 6010
Washington, DC 20549

Re:	Procera Networks, Inc. (the “Company”)
Registration Statement on Form SB-2, File No. 333-146543

Dear Mr. Fuller:

The undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced registration statement on Form SB-2 (the “Registration Statement”) to become effective at 9:30 a.m. (Eastern time) on Tuesday, January 8, 2008, or as soon as practicable thereafter.

Pursuant to the Commission’s letter dated November 2, 2007 regarding the Registration Statement, the undersigned registrant acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Procera Networks, Inc.

By:	/s/ Paul Eovino
Paul Eovino
Vice President

cc:	Eric C. Jensen, Esq.
Michael E. Tenta, Esq.